

December 13, 2017

Mark D. Millett
Chief Executive Officer
Steel Dynamics, Inc.
7575 West Jefferson Blvd.
Fort Wayne, Indiana 46804

> **Re:** **Steel Dynamics, Inc.**
> **Registration Statement on Form S-4**
> **Filed December 5, 2017**
> **File No. 333-221907**

Dear Mr. Millett:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kate McHale at (202) 551-3464 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction